Mail Stop 6010   October 19, 2006

Bernard J. Walter
Chairman of the Board and President
Power Technology, Inc.
5300 Memorial Drive, Suite 700
Houston, Texas 77007

      Re: **Power Technologies, Inc.**
              Preliminary Proxy Materials
              Filed October 4, 2006
              File No. 0-24857

Dear Mr. Walter:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Why is the Special Meeting being held?

1.   In the second paragraph and throughout this proxy statement, your disclosure is ambiguous regarding your compliance with the requirements of the Nevada Revised Statutes. Revise to state what the law requires and, if you did not comply with the law, say so unambiguously.

2.   If your failure to comply with the statute creates any claims or rights for existing shareholders that will be extinguished if they subsequently approve or ratify this proposal, please discuss.

3.   We note you are also asking shareholders to approve and ratify "the previous actions of the Board of Directors regarding the issuances of Common Stock in excess of 100,000,000

Power Technology, Inc.
October 19, 2006
Page 2

shares." We also note that you provide no disclosure regarding those various issuances. Please revise so that shareholders have enough information about those issuances to make an informed voting decision.

What happens if the shareholders do not approve Proposal No. 1?

4.   Explain what types of "possible claims" that the company may face.

Do you have any plans….?

5.   Explain in reasonable detail your existing contractual rights regarding the issuance of additional shares and the timing of those issuances.

Who is eligible to vote?

6.   Disclose whether holders of unauthorized shares are eligible to vote on this proposal.

Proposal No. 1 – Increase in Authorized Capitalization and Ratification of Prior Stock Issuances

7.   Please disclose the number of shares reserved for all outstanding options, warrants and all other commitments to issue securities. Include a table to the extent necessary for a clear presentation. For example, we note the convertible debentures and warrants issued to Cornell.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the proxy statement to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 if you have questions.

Sincerely,

Peggy Fisher
Assistant Director